Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a - 16 or 15d - 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update - Routine announcements in the period to 9 November 2018

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.11.08 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mike Westcott 2 Reason for the notification a) Position/status Group HR Director and Group Commercial Property Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01

b) Nature of the transaction Monthly purchase of securities (“partnership shares”)undertheHMRCApprovedShareIncentivePlan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.349 15 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.11.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.11.08 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay

2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”)undertheHMRCApprovedShareIncentivePlan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.349 15 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2018.11.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.11.08 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Interim Finance Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.349 18 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.11.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.11.08 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.349 18 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2018.11.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.11.08 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.349 18 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.11.07 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.11.08

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 6362744095 b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $46.1801 25.52398 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.11.01 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.11.06

1 November 2018 National Grid plc (National Grid) Voting Rights and Capital Update National Grid's registered capital as at 31 October 2018 consisted of 3,676,137,669 ordinary shares, of which, 277,493,020 were held as treasury shares; leaving a balance of 3,398,644,649 shares with voting rights. The figure of 3,398,644,649 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Contact: Z Burnell, Company Secretarial Assistant, (0207 004 3227).

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.10.10 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mike Westcott 2 Reason for the notification a) Position/status Group HR Director and Group Commercial Property Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01

b) Nature of the transaction Monthly purchase of securities (“partnership shares”)undertheHMRCApprovedShareIncentivePlan c) Price(s) and volume(s) Price(s) Volume(s) GBP 7.864 16 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.10.08 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.10.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay

2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”)undertheHMRCApprovedShareIncentivePlan c) Price(s) and volume(s) Price(s) Volume(s) GBP 7.864 15 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2018.10.08 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.10.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Interim Finance Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 7.864 19 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.10.08 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.10.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 7.864 19 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2018.10.08 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.10.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 7.864 19 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.10.08 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.10.10

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 6362744095 b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $43.994 40.9715 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.10.01 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.10.04

3 October 2018 National Grid plc ('National Grid' or 'NG') British Transco International Finance B.V. Publication of Annual Report and Accounts - Group Company With Listed Debt In June 2018, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made it available for public inspection at the UK Listing Authority's document viewing facility - the National Storage Mechanism (NSM) - situated at: www.morningstar.co.uk/uk/NSM We confirm that the Annual Report in respect of British Transco International Finance B.V., a NG Group subsidiary company with listed bonds, has been issued to shareholders. In accordance with Listing Rule 17.3.1, we confirm that a copy of the above Annual Report has also been submitted to and will shortly be available for public inspection at the NSM. The above document is also available electronically on the NG website at: www.nationalgrid.com Contact: Alice Parker, Senior Assistant Company Secretary (020 7004 3228)